Exhibit 99.1

FRISCO BAY INDUSTRIES LTD.
PRESS RELEASE
FOR IMMEDIATE RELEASE

FRISCO BAY ANNOUNCES RECORD REVENUES AND EARNINGS

9TH CONSECUTIVE QUARTER OF PROFITABILITY

Montreal, April 29, 2003 — Frisco Bay Industries Ltd. (NASDAQ: FBAY), a leading international provider of integrated security and financial transaction processing systems, today announced record revenues and earnings for the year ended January 31, 2003. Revenues were C$51,277,209, up 19% from last year’s revenues of C$43,091,872. Earnings before income taxes increased 122% to $4,011,081 this year from $1,803,618 last year. Net earnings grew 78% to C$3,140,081 versus C$1,767,618 last year. Fully diluted earnings per share were C$1.27, a 72% improvement over last year’s C$0.74.

Revenues for the fourth quarter ended January 31, 2003 were C$13,011,840 versus C$11,720,947 last year for an increase of 11%. Earnings before income taxes for the quarter increased 13% to C$531,557 from C$471,113 last year. As a result of a non-recurring recovery of income taxes totaling C$172,467 included in last year’s earnings, net earnings for the quarter were down 29% to C$459,399 compared to C$643,580 in the same quarter last year.

The Company’s net cash position improved over the last 12 months to stand at C$3,983,742 on January 31, 2003, compared to C$907,653 as at January 31, 2002. The improved net cash position is the result of continued strong cash flow from operations of C$5,043,223. In spite of the sales growth, the Company was able to maintain its inventory levels and reduce the level of accounts receivables.

“We are pleased to deliver a 9th consecutive quarter of profitability to our shareholders. Our business model with a strong focus on recurring revenue continues to gain momentum and provide a source of stable revenue for future years. At year-end, the backlog of recurring revenue long-term contracts on hand represented approximately C$46,000,000, an increase of 15% over last year’s levels”, stated Barry Katsof, Chairman and Chief Executive Officer.

“In addition,” continued Katsof, “the past year was marked by a number of significant events:

•	The Company was awarded a C$2.5 million contract to supply and install Teller Cash Dispensers (TCDs) to the Bank of Montreal. The contract also includes a multi-year service agreement.

•	We entered into an agreement with Gateway Casinos Inc. to install and operate ATMs in 10 Western Canada casinos. This multi-year contract is expected to generate approximately 1.5 million transactions yearly.

•	Negotiations to acquire the remaining 50% interest in the Frisco/ATMS Limited Partnership commenced in December 2002, culminating in this transaction being completed in February 2003. This acquisition is expected to generate additional annual revenues of approximately $3 million and, once fully integrated, in excess of $1 million of earnings before interest, taxes, depreciation and amortization (EBITDA).”

Frisco Bay Industries Ltd. is an international provider of security systems and equipment for financial institutions, government agencies and major industrial corporations. The Company is also a leading ATM service provider in Canada. The Company markets its products throughout Canada, the United States and Latin America where it is recognized as an expert in integrated security solutions.

The financial information presented in this release is expressed in Canadian dollars (C$1.00 = US$0.68), unless otherwise stipulated.

Contacts:	Barry Katsof or Heather Halickman Frisco Bay Industries Ltd. Tel. 514-738-7300 E-Mail: heather@friscobay.com

For further information on Frisco Bay visit our web site at:	http://www.friscobay.com

     Statements made in this press release, other than historical financial results, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements express the current beliefs and expectations of Frisco Bay’s management group about the Company’s future results and performance. However, they are subject to a number of known and unknown risks that could cause actual results to differ materially from those projected or implied in forward-looking statements. These risks and uncertainties are described in detail from time to time in the Company’s filings with the Securities and Exchange Commission.

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT
(UNAUDITED)

QUARTER	QUARTER		TWELVE MONTHS	TWELVE MONTHS
ENDED	ENDED		ENDED	ENDED
JANUARY 31, 2003	JANUARY 31, 2002	In Canadian dollars	JANUARY 31, 2003	JANUARY 31, 2002
$	$		$	$

		REVENUES
8,651,317	8,804,224	Products	33,918,443	29,349,186
4,360,523	2,916,723	Services	17,358,766	13,742,686

13,011,840	11,720,947		51,277,209	43,091,872

		COSTS AND EXPENSES
5,327,333	4,265,801	Costs of products	22,924,482	19,212,675
2,119,927	2,766,387	Costs of services	10,651,730	9,474,698
4,483,494	3,739,801	Selling, general and administrative	12,066,278	11,363,290
388,234	177,517	Amortization of capital assets	1,234,468	702,784
18,722	16,614	Amortization of development costs	61,362	66,456
—	18,820	Amortization of goodwill	—	18,820
142,573	264,894	Interest and bank charges	327,808	449,531

12,480,283	11,249,834		47,266,128	41,288,254

531,557	471,113	Earnings before income taxes	4,011,081	1,803,618
72,158	(172,467)	Provision for income taxes	871,000	36,000

459,399	643,580	Net earnings	3,140,081	1,767,618
(2,097,343)	(5,421,605)	Deficit, beginning of period	(4,778,025)	(6,545,643)

(1,637,944)	(4,778,025)	Deficit, end of period	(1,637,944)	(4,778,025)

0.19	0.28	Net earnings per share – basic	1.32	0.76
0.18	0.28	Net earnings per share – fully diluted	1.27	0.74

NOTE: Certain comparative figures have been restated to conform to the current presentation.

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

In Canadian dollars	AS AT	AS AT
	JANUARY 31, 2003	JANUARY 31, 2002
	$	$

ASSETS
Current
Cash	727,644	738,722
Cash in circulation in ATMs	2,262,445	1,226,240
Marketable securities	3,274,104	2,815,762
Accounts receivable and other assets	10,485,470	11,202,050
Inventories	5,265,412	5,475,345
Cost in excess of billings on uncompleted contracts	339,151	106,072
Future income taxes	162,000	288,000

	22,516,226	21,852,191

Loans receivable	73,020	93,020
Capital assets	4,768,743	3,884,188
Future income taxes	—	412,000
Development costs	—	61,362
Deferred Charges	171,573	—
Goodwill and other intangible assets (Note 2)	37,642	37,642

	27,567,204	26,340,403

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness – operations	—	2,700,000
Bank indebtedness – cash in circulation in ATMs	2,280,451	1,173,071
Accounts payable and accrued liabilities	6,294,825	7,445,978
Income taxes payable	32,607	67,000
Current maturity of obligations under capital leases	953,846	969,264
Term bank loan	395,833	—
Deferred revenue	2,110,789	2,484,612

	12,068,351	14,839,925

Obligations under capital leases	631,666	924,241
Deferred revenue	433,678	141,013
SHAREHOLDERS’ EQUITY
Capital stock	15,966,588	15,115,644
Contributed surplus	104,865	97,605
Deficit	(1,637,944)	(4,778,025)

	14,433,509	10,435,224

	27,567,204	26,340,403

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

QUARTER	QUARTER		TWELVE MONTHS	TWELVE MONTHS
ENDED	ENDED		ENDED	ENDED
JANUARY 31, 2003	JANUARY 31, 2002	In Canadian dollars	JANUARY 31, 2003	JANUARY 31, 2002
$	$		$	$

		OPERATING ACTIVITIES
459,399	643,580	Net earnings	3,140,081	1,767,618
		Items not affecting cash:
354,000	(226,000)	Future income taxes	538,000	(226,000)
40,885	26,267	Common stock awarded and stock appreciation rights	40,885	26,267
388,234	177,517	Amortization of capital assets	1,234,468	702,784
18,722	16,614	Amortization of development costs	61,362	66,456
—	(12,652)	Amortization of goodwill (note 2)	—	18,820
28,427	—	Amortization of deferred charges	28,427	—

1,289,667	625,326		5,043,223	2,355,945
(967,577)	1,045,425	Change in non-cash operating elements of working capital	(573,270)	2,191,571

322,090	1,670,751		4,469,953	4,547,516

		FINANCING ACTIVITIES
—	(400,000)	Bank indebtedness – operations	(2,700,000)	(2,651,399)
63,536	1,173,071	Bank indebtedness – cash in circulation in ATMs	1,107,380	1,173,071
(273,178)	(261,457)	Repayment of obligations under capital leases	(1,061,042)	(682,247)
—	364,149	Increase in obligations under capital leases	753,049	1,513,148
452,129	10,375	Issue of common shares	817,319	24,240
—	—	Increase in term bank loan	500,000	—
(62,500)	—	Repayments of term bank loan	(104,167)	—
—	—	Decrease in loans receivable, controlling shareholders	20,000	—

179,987	886,138		(667,461)	(623,187)

		INVESTING ACTIVITIES
(275,197)	(1,138,644)	Additions to capital assets	(2,119,023)	(2,771,105)
(436,952)	(279,347)	Marketable securities	(458,342)	494,634
—	127,587	Proceeds on disposal of capital assets	—	127,587
(200,000)	—	Additions to deferred charges	(200,000)	—
(912,149)	(1,290,404)		(2,777,365)	(2,148,884)

(410,072)	1,266,485	Increase (decrease) in cash	1,025,127	1,775,445
3,400,161	698,477	Cash, beginning of period	1,964,962	189,517

2,990,089	1,964,962	Cash, end of period	2,990,089	1,964,962

Note 1 — Basis of presentation
These unaudited consolidated financial statements follow the same accounting policies as the most recent annual financial statements, except for the accounting change in Note 2 below.

Note 2 – Change in accounting policy
Effective February 1, 2002, the Company adopted the CICA recommendations related to goodwill and other intangible assets and accordingly is no longer amortizing goodwill. Goodwill is carried at the lower of carrying value and fair value and is tested for impairment on an annual basis. Estimated additional goodwill amortization expense for 2003 would have amounted to approximately $18,800.